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Exhibit 99.1

Press Release Including 2009 Outlook

SECOND QUARTER 2009
Report to shareholders for the period ended June 30, 2009

Suncor Energy second quarter results

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see Non-GAAP Financial Measures in Suncor's 2009 second quarter Management's Discussion and Analysis. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

Suncor Energy Inc. recorded a second quarter 2009 net loss of $51 million ($0.06 per common share), compared to net earnings of $829 million ($0.89 per common share) in the second quarter of 2008. Excluding unrealized foreign exchange gain on the company's U.S. dollar denominated long-term debt, mark-to-market accounting losses on commodity derivatives, and costs related to start-up or deferral of growth projects, second quarter 2009 earnings were $185 million ($0.20 per common share), compared to $920 million ($0.99 per common share) in the second quarter of 2008. Cash flow used in operations was $342 million in the second quarter of 2009, compared to cash flow from operations of $1.405 billion in the second quarter of 2008.

The decrease in earnings and cash flow was primarily due to lower price realizations, as benchmark commodity prices were significantly weaker in the second quarter of 2009 compared to the same period in 2008, and operating expenses were higher at oil sands due to increased production and sales. These were partially offset by the increased production in our oil sands business segment, reduced natural gas royalty expense due to lower benchmark commodity prices, and increased refined product sales in our downstream business segment.

Net loss for the first six months of 2009 was $240 million, compared to net earnings of $1.537 billion for the same period in 2008. Excluding unrealized foreign exchange impacts on the company's U.S. dollar denominated long-term debt, mark-to-market accounting losses on commodity derivatives, and costs related to start-up or deferral of growth projects, earnings for the first six months of 2009 were $410 million, compared to $1.725 billion in the same period for 2008. Cash flow from operations for the first six months of 2009 was $137 million, compared to $2.566 billion in the first six months of 2008. The year-to-date decreases in earnings and cash flow from operations were primarily due to the same factors that impacted second quarter results.

Suncor's total upstream production averaged 336,100 barrels of oil equivalent (boe) per day during the second quarter of 2009, compared to 212,300 boe per day in the second quarter of 2008. Oil sands production contributed an average 301,000 barrels per day (bpd) in the second quarter of 2009, compared to second quarter 2008 production of 174,600 bpd. The increased production was primarily due to improved upgrader reliability in the second quarter of 2009. In addition, in the comparative quarter of 2008 a planned maintenance shutdown of one of our upgraders and a regulatory cap on our Firebag in-situ operations impacted production. Natural gas production this most recent quarter averaged 211 million cubic feet equivalent (mmcfe) per day, compared to 226 mmcfe per day in the second quarter of 2008.

Oil sands cash operating costs averaged $31.30 per barrel in the second quarter of 2009, compared to $50.85 per barrel during the second quarter of 2008. The decrease in cash operating costs per barrel was primarily due to increased production and a decrease in natural gas input prices.

"During the second quarter, we saw the fruits of last year's labour," said Rick George, president and chief executive officer. "For the second quarter in a row, we experienced very good reliability at oil sands, which is clearly illustrated through our production results during the first half of 2009. As we look to the second half of the year, we are confident that we are well-positioned to take advantage of any improvement in commodity prices with more reliable operations."

Merger and growth update

On March 23, 2009, Suncor and Petro-Canada (TSX:PCA) (NYSE:PCZ) announced that they have agreed to merge the two companies. The merger has received shareholder, court and Competition Bureau approval and with all the conditions necessary to complete the transaction satisfied, Suncor and Petro-Canada intend to make the merger effective August 1, 2009. The combined entity will operate corporately and trade under the Suncor name while maintaining the strong brand presence and customer loyalty of Petro-Canada in refined products.

During the second quarter of 2009, work continued on the Firebag sulphur plant and the Steepbank extraction plant. The sulphur plant is expected to support sulphur emissions reductions for existing and planned in-situ development, and the extraction plant is expected to provide improved reliability and productivity for the company's oil sands assets. The project cost for the Steepbank extraction plant is expected to exceed the previous cost estimate ($850 million +/-10%) with a final estimated cost of $980 million (+5%) as a result of labour shortages and the resulting productivity challenges, as well as premiums incurred to maintain the project schedule. Both of these projects are scheduled for completion in the third quarter of 2009. For an update on our significant capital projects currently in progress see page 11.

As previously announced, we deferred the company's growth projects in our revised 2009 capital budget. We do not anticipate any changes to our growth project plans until after the close of the proposed merger with Petro-Canada. At that time, all capital projects from both predecessor companies will be reviewed with capital investment directed toward projects with the strongest near-term cash flow potential, highest anticipated return on capital and lowest risk.

             Suncor Energy Inc.
 002    2009 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Outlook

Suncor's outlook provides management's targets for 2009 in certain key areas of the company's business. Outlook forecasts are subject to change.

	Six Month Actuals Ended June 30, 2009	2009 Full Year Outlook

Oil Sands
Production (bpd) (1)	289 000	300 000 (+5%/-10%)
Sales
Diesel	9%	10%
Sweet	39%	38%
Sour	48%	49%
Bitumen	4%	3%
Realization on crude sales basket (2)	WTI @ Cushing less Cdn$4.99 per barrel	WTI @ Cushing less Cdn$4.50 to Cdn$5.50 per barrel
Cash operating costs (3)	$32.50 per barrel	$33.00 to $38.00 per barrel

Natural Gas
Production (4) (mmcf equivalent per day)	215	210 (+5%/-5%)
Natural gas	91%	92%
Liquids	9%	8%

(1)
Includes 22,000 bpd in the first six months of 2009 processed by Suncor for Petro-Canada for which Suncor receives a processing fee. Volumes received under this arrangement are not included as purchases for financial statement presentation.

(2)
Excludes the impact of hedging activities.

(3)
Cash operating cost estimates are based on the following assumptions: (i) production volumes and sales mix as described in the table above; and (ii) a natural gas price of $4.50 per gigajoule ($4.75 per mcf) at AECO. This goal also includes costs incurred for third-party bitumen processing but does not include costs related to deferral of growth projects. Based on second quarter results and expectations for the balance of the year, the natural gas price assumption has been reduced from the previous $7.10 per gigajoule at AECO. This change in assumption had no material impact on our cash operating costs per barrel outlook for 2009. Cash operating costs per barrel is not prescribed by Canadian generally accepted accounting principles (GAAP). This non-GAAP financial measure does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Suncor includes this non-GAAP financial measure because investors may use this information to analyze operating performance. This information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See Non-GAAP Financial Measures on page 15.

(4)
Production target includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This mmcf equivalent may be misleading, particularly if used in isolation.

The 2009 outlook is based on Suncor's current estimates, projections and assumptions for the 2009 fiscal year and is subject to change. Assumptions are based on management's experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be relevant. Assumptions of the 2009 outlook include implementing reliability and operational efficiency initiatives that are expected to minimize unplanned maintenance in 2009.

Factors that could potentially impact Suncor's operations and financial performance in 2009 include:

•
Bitumen supply. Ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage and in-situ reservoir performance could impact 2009 production targets. Production could also be impacted by the availability of third-party bitumen.

•
Performance of recently commissioned upgrading facilities. Production rates while new equipment is being lined out are difficult to predict and can be impacted by unplanned maintenance.

•
Unplanned maintenance. Production estimates could be impacted if unplanned work is required at any of our mining, production, upgrading, refining or pipeline assets.

•
Crude oil hedges. Suncor has hedging agreements for approximately 60% of targeted production in 2009 and for 50,000 bpd in 2010. See Commodity and Treasury Hedging Activities on page 12.

For additional information on risk factors that could cause actual results to differ, please see page 19 of Suncor's 2008 annual report.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Second Quarter    003

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  Exhibit 99.1